November 20, 2025

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford

Re:	vTv Therapeutics Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-290709

Dear Mr. Crawford,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), vTv Therapeutics Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to November 24, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Dechert LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Dechert LLP, by calling David Rosenthal at (212) 698-3616.

If you have any questions regarding this request, please contact David Rosenthal of Dechert LLP at (212) 698-3616.

Sincerely, VTV THERAPEUTICS INC.

/s/ Michael Tung Michael Tung
Executive Vice President and Chief Financial Officer

cc:	David S. Rosenthal, Dechert LLP